Exhibit 21

WAVELIT, INC. (formerly INFOTEC BUSINESS SYSTEMS, INC.)
FORM 10-K

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation	% Ownership
Precision Aviation Inc.	Nevada, U.S.A.	100.0%

Galaxy Networks Inc.	British Columbia, Canada	100.0%

Stream Horizon Studios Ltd.	British Columbia, Canada	100.0%

Galaxy US Networks Inc.	Nevada, U.S.A.	100.0%